Filed by Arogo Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Arogo Capital Acquisition Corp.

(Commission File No. 001-41179)

This press release supersedes and replaces in its entirety the press release that was filed by Arogo Capital Acquisition Corp. on October 31, 2022, pursuant to Rule 425 under the Securities Act of 1933.

EON Reality Announces A Variety of New AI-Powered Tools and Solutions at EON Experience Fest 2022 in Istanbul

IRVINE, CALIFORNIA, November 10, 2022 – EON Reality, Inc. (“EON Reality”), a global leader in Virtual and Augmented Reality (“XR”) industry and education solutions, announces a bevy of new products, features and tools within its platform at the EON Experience Fest 2022 event in Istanbul on Thursday, October 27, 2022.

Fundamentally, EON Reality believes that knowledge is a human right, and making experiential knowledge transfer available, accessible and affordable for everyone on the planet goes a long way to achieve this. EON Reality understands the power of Artificial Intelligence (“AI”) and know that XR solutions enable users to learn faster, retain information longer, and make better decisions, as seen in the study “How does VR perform as a training tool for soft skills?” by PricewaterhouseCoopers at https://www.pwc.com/us/en/tech-effect/emerging-tech/virtual-reality-study.html.

As such, EON Reality is excited to announce that the next phase of our offerings’ successful development will be focused around incorporating AI into everyday use to enhance and augment people to levels of efficiency and understanding that we’ve never before possessed. Take a look at our new products, features, and in-development tools entitled EON Marketplace, EON Universal, EON Knowledge Worlds, EON Illuminate, EON Interact, EON Metaverse Builder Automations, EON-XR Modernization and EON AI below.

Products

EON Interact

EON Interact is the next level of content interactions with EON Reality’s solutions. While you can currently interact with objects in a number of basic ways, EON Interact brings a level of detail and complexity to them that has never before existed. Different locations, parts, triggers and conditions can all be added, so no two objects are ever the same.

●	Dynamic objects — Whether a simple or complex object, the 3-D models within each experience can now react in different ways to different triggers. Whether that’s rotating to a certain angle or taking a specific action, the reaction will always be customizable by the creator.

●	Realistic multi-step processes — EON Reality’s solutions have long been a go-to for those looking to show long and complicated processes in a clear and easy-to-follow manner. But until now, users were only able to learn the correct order in which to do things by taking an assessment and seeing which steps they made incorrectly. With EON Interact, creators can change the object to “unlock” the next step only after the previous one has been completed — or even change other aspects of it entirely depending on which actions are taken when.
●	Complex interactions — In addition to the basic features like “Rotate” or “Spin” or “Open,” users will be able to perform more complex interactions with many objects, such as changing how gravity affects it or how its processes work.

EON Knowledge Worlds

EON Knowledge Worlds is the creation of an entire digital world, where users can buy, sell and trade land and other objects to fill with their own content and experiences. It is also our first integration of NFT features and a completely new consumer-facing use of EON Reality’s groundbreaking technology.

●	2-D map interface — Navigate through a 2-D map and access both public and user-created meeting spaces
●	Buy and sell land — Buy or sell land in an EON Knowledge World and populate it with the user’s own user-created interactive content.
●	Fully customizable avatars — With a host of new creation options and features, users can design their own avatars to truly represent themselves.
●	Instant multi-user access — One button click is all that’s needed to access any accessible land parcel and meet up with anyone already there.
●	Building content — Every EON Knowledge World will feature a predefined library of content-building materials, as well as third-party libraries like SketchFab and CGTrader.
●	3-D spatial audio — 3-D spatial audio is used both for private avatar discussions as well as local media consumption. The audio proximity is configurable.
●	Integrated payment system — Using Smart Contract (ERC-721), users can purchase virtual land using cryptocurrency and receive NFT tokens as proof of ownership.
●	Virtual room optimization — Once a room is full, the next user enters a new virtual meeting room automatically. This guarantees a smooth experience without overloading normal smartphone capacity.
●	Simultaneous multi-user interactions — All users can interact simultaneously with all interactive content and media in the scene, independently or collectively.

Features

EON Marketplace

The EON Marketplace is where users and institutions will be able to buy existing experiences and sell their own. Through this model, those in need of extra hyper-specific content will be able to find what they’re looking for, while those who have spent long hours creating hundreds or thousands of lessons can monetize those lessons.

●	Open XR market — Buy and sell experiences from any of EON Reality’s partnered institution via the public XR library.
●	Immediate payment — Users can sell their experiences and get payment immediately after its purchase.
●	Specialized content — Because everyone has different specialties, users can purchase various high-quality content pieces created by subject matter experts around the world to be used in their institution.
●	EON-XR payment system — The EON Marketplace will primarily use STRIPE as a payment system to reach as many countries as possible in the world.

EON Universal

EON Universal’s focus is simple: bring every piece of EON content created on to every device. We’re beginning this very soon with an early 2023 rollout that allows users to create experiences on their smartphones and then utilize them in full immersion with most of the common head-mounted devices.

●	Hardware-agnostic device support — Beginning with support for Meta Quest (1 & 2), HTC Vive Pro, HoloLens (1 & 2) and Magic Leap 2 in Q1 2023.
●	Full integration with EON-XR — Any experience created via EON-XR can be brought into full immersion headsets. Users can create on their phone and access it on any supported HMD.
●	Multi-user sessions across modalities — Later in 2023, we will support multi-user sessions between different types of devices. HMDs, tablets, PCs and smartphones will all be able to participate in the same session.

EON Illuminate

EON Illuminate will introduce persistent tracking to the EON suite, meaning that users will be able to anchor experiences to specific locations for some or all users to see. The proximity-based technology will allow users both in-person and around the world to join the same sessions and experience the same content together.

●	Cloud-based anchoring — Experience anchors are stored in the cloud and accessed when in physical proximity.
●	Geologication — Share and anchor an experience to a remote location for others to experience at that physical place.
●	Different location, same environment — Scan, create, anchor and invite. Lock your scanned environment and invite others to interact in your real “living room.”
●	Persistent tracking — Anchor and lock a specific experience to a physical space anywhere in the world.
●	Multiple anchors for higher precision — Position and lock a Metaverse Builder experience with multiple anchors for higher accuracy on each object.
●	Public or private — Determine who can share, access, distribute, and assign lessons to groups as well as physical location.
●	Multi-user sessions at the same location — Several users at the same physical location can collaborate and interact together with an experience, using their real bodies instead of their avatars.

●	Persistent Metaverse Builder — Anchor an “unlimited” number of segments within the same experience to create an entire persistent interactive environment.
●	Automatic proximity detection — Automatically load relevant experiences when within a certain distance of their location.
●	Anchor filtering — Depending on user profile and experience sharing configuration, users at the same location can access different content.

EON Metaverse Builder Automations

There’s no denying that EON Metaverse Builder is already an extremely powerful tool, but the creation of content often required 60+ clicks and adjustments for users to finish building their experience. Through the power of AI and automations, we’ve managed to cut that number down below 15 clicks per experience, meaning that it now takes mere seconds to create a full EON Metaverse Builder experience.

●	Automated Knowledge and Assessment Portals — Knowledge Portals and Assessment Portals can use AI to automatically generate based on an asset’s name and appear as soon as the asset is loaded.
●	Streamlined asset accessibility — The search function is now streamlined to easily find optimized content and can be based around features like curated annotations and animations.
●	AI-assisted avatar guidance — Just like a tutor in real life, an AI assistant will accompany learners, teaching and reading out the assessment questions while they are performing the activities. These AI tutors are made with realistic synthesized voices, lip-syncing and animations.
●	More streamlined Knowledge Portal creation — In addition to the aforementioned automation changes, we have greatly reduced the steps to create Knowledge Portals and streamlined the knowledge injection process.

EON-XR Modernization

Our oldest solution, EON-XR, has received a brand new look and feel. Updated social features mean EON-XR users will see dynamically created content based on their interests and be able to interact with experiences in all new ways. Plus, users will enjoy a modernized new look, a personalized homepage, and a new (and easier) categorization system and search function.

●	Dynamic content — Users will see dynamically created selections on their new personalized homepage based on their interests. These will also include a variety of other categories to get started on, such as “Editors’ Choice,” “Popular Authors,” “Most Views” and “Trending Now.”
●	Social media functions — In order to better understand the user’s wants and needs within EON-XR, we’ve unveiled engaging new social media functions for the platform, such as the new “Like,” “Follow” and “Comment” functions.
●	Scorecard — While introducing social media functionality to EON-XR, we’ve also developed a “scorecard” for the user’s homepage, which reports the total views, likes, followers and hits to their content.
●	New categorization system — A new and more intuitive “Categories” system has been created to easily categorize content both for creation and usage.
●	Improved search — The app’s search function has also been improved to return with more and faster results across experiences, assets and marketplace items.

In Development

EON AI

EON AI is EON Reality’s upcoming AI platform for learning, training and performing. With a targeted release date of Q4 2023, EON AI marks the future of EON Reality, bringing an Artificial Intelligence-based digital companion to users’ everyday lives just as EON-XR introduced XR learning and training.

●	Conversation learning — Through an EON AI Assistant, users will be able to have ongoing discussions about any subject they wish to know more about. Rather than just watching videos or interacting with an object, users will have full conversations about the topics that most interest them.
●	Creative image, video and 3D — With AI-based artwork on the rise, EON AI Creator will improve existing possibilities to new levels. Utilizing a deep text-to-image, -video and -3D model creator, the technology will be able to transform any space into an educational scenario or relaxing sanctuary at the blink of an eye.
●	AI training procedure — Similarly to how the EON AI Assistant can lead and participate in academic conversations, the EON AI Trainer will guide users through complex tasks and procedures. From plumbing and electrical work to engineering and mechanics, EON AI Trainer can be the hands-on instructor for learning a new skill or trade.
●	Contextual learning — An EON AI Guide will provide users with a substantially better understanding of their immediate surroundings and environment. The guide will be able to identify information based on location, video recognition, and even daily habits and routines as if they were a tour guide and personal assistant wrapped into one.
●	AI performance enhancement — EON Reality has long believed that technology will help people reach their “Human 2.0” state eventually, but now we are closer than ever with AI. EON AI will be able to learn who you are and what you need, and improve your abilities in many facets of your everyday life.

The announcement of the new offerings took place during EON Reality’s massive EON Experience Fest event in Istanbul, Turkey at the Pera Palace Hotel. As per usual, the two-day event featured a number of updates, demonstrations and discussions about EON Reality’s offerings, and was attended by several government officials, academic administrators and business owners from around the world.

“The world is moving toward Artificial Intelligence, and I believe that we here at EON Reality are poised to do so more smoothly than nearly anyone else due to our experience with contextual information, guidance assistance and performance-enhancing technology,” says EON Reality Founder, Chairman and CEO Dan Lejerskar. “I have long discussed the evolution of ‘Human 2.0,’ as I have called it, but I realized that the future is not a different type of human, but a way for all of us to augment ourselves and reach new heights with the help of technology and Artificial Intelligence. I cannot wait to show everyone what EON Reality has in store in the coming years.”

Prior to the event, EON Reality had already developed the de-facto standard for XR education and industry solutions with EON-XR, which supports devices from mobile phones to head-mounted displays to large-scale screens and even entire facilities. As a result of the culmination of years of work with global enterprises and world-class academic institutions, EON-XR serves as the primary product and content delivery vehicle for XR education and industry solutions in the knowledge metaverse.

About EON Reality

EON Reality is a leading company in Augmented and Virtual Reality-based experience creation for education and industry as well as the reputed creator of the Knowledge Metaverse. EON Reality’s over 20 years of existence and success are tied to its belief that knowledge is a human right and should be available, accessible, and affordable for every person on the planet. To carry this out, EON Reality developed and launched EON-XR, a SaaS-based platform dedicated to the democratization of XR content creation that brings code-free XR development and publishing to smartphones, tablets, laptops, and any other XR-focused devices. EON-XR can be used in devices of different sizes, in different shapes and at different types of locations: from hand-held mobile devices, to head-mounted displays, to large-scale screens, and even at mega-size facilities. EON Reality’s global network now comprises more than 1.8 million licenses who are collectively building the Knowledge Metaverse in more than 75 locations. EON Reality has also created the world’s leading XR library for education and industry with access to at least 4.4 million assets and counting. For further information, visit www.eonreality.com.

Additional Information and Where to Find It

In connection with the proposed business combination transaction, Arogo filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a filed registration statement on Form S-4, which included a draft proxy statement/prospectus of Arogo on October 7, 2022, and it intends to file other documents regarding the proposed business combination transaction with the SEC in the future. Arogo’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination transaction, as these materials will contain important information about EON Reality, Arogo and the proposed business combination transaction. Promptly after the Form S-4 is declared effective by the SEC, Arogo will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Arogo are urged to carefully read the entire registration statement and proxy statement/prospectus, now that they are available and when they are declared effective, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination transaction. The documents filed by Arogo with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, (Registration No. 333-259338), or by directing a request to Arogo Capital Acquisition Corp., 848 Brickell Avenue, Penthouse 5, Miami, FL 33131.

Participants in the Solicitation

Arogo and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Arogo will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Arogo’s directors and executive officers and their ownership of Arogo common stock is set forth in Arogo’s prospectus, dated December 23, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

EON Reality and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Arogo in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains certain statements which may be deemed as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding EON Reality’s industry and market sizes, future opportunities for EON Reality and Arogo, EON Reality’s estimated future results and the proposed business combination between Arogo and EON Reality, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of the management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the management’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Arogo’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change, legal proceedings instituted against EON Reality or against Arogo related to the business combination agreement or the management team, or other circumstances that could give rise to the termination of the business combination agreement; the inability to complete the transactions contemplated by the business combination agreement due to the failure to obtain approval of Arogo’s stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the business combination agreement; a delay or failure to realize the expected benefits from the proposed business combination agreement transaction including EON Reality’s ability to effectively develop and successfully market new products, solutions and services, and to effectively address cost reductions and other changes in its industry; risks related to disruption of management’s time from ongoing business operations due to the proposed business combination transaction; changes in the virtual reality markets in which EON Reality competes, including with respect to its competitive landscape, technology evolution or regulatory changes on solutions, services, labor matters, international economic, political, legal, compliance and business factors; developments and uncertainties in domestic and foreign trade policies and regulations, and other regulations which may cause contractions or affect growth rates and cyclicality of markets EON Reality serve; disruptions relating to war, terrorism, widespread protests and civil unrest, man-made and natural disasters, public health issues and other events; changes in domestic and global general economic conditions; risk that EON Reality may not be able to execute its growth strategies; security breaches or other disruptions of EON Reality information technology systems or violations of data privacy laws; EON Reality’s inability to adequately protect its intellectual property; risks related to the ongoing COVID-19 pandemic and response, including new variants of the virus; the pace of recovery in the markets in which EON Reality operates; global supply chain disruptions and potential staffing shortages at potential customers which may have a trickle-down effect on EON Reality; risk that EON Reality may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Arogo’s final prospectus, dated December 23, 2021, for its initial public offering, and those that will be contained in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Arogo’s other filings with the SEC. EON Reality and Arogo caution that the foregoing list of factors is not exclusive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the management’s control. All information set forth herein speaks only as of the date hereof in the case of information about Arogo and EON Reality or the date of such information in the case of information from persons other than Arogo or EON Reality, and except to the extent required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements as a result of new information, future events and developments or otherwise occurring after the date of this communication. Forecasts and estimates regarding EON Reality’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Neither Arogo nor EON Reality gives any assurance that either Arogo or EON Reality, respectively, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact Information:

Marketing@eonreality.com